Joseph C. Theis, Jr. 617.570.1928 jtheis@goodwinprocter.com	Goodwin Procter LLP Counsellors at Law Exchange Place Boston, MA 02109 T: 617.570.1000 F: 617.523.1231

December 21, 2011

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Barbara C. Jacobs

Re:	Brightcove Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed on November 4, 2011

File No. 333-176444

Dear Ms. Jacobs:

This letter is submitted on behalf of Brightcove Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to Amendment No. 2 to the Company’s Registration Statement on Form S-1 filed on November 4, 2011 (the “Registration Statement”), as set forth in your letter dated November 22, 2011 addressed to Jeremy Allaire, Chief Executive Officer of the Company (the “Comment Letter”). The Company is concurrently filing pre-effective Amendment No. 3 to the Registration Statement (“Amendment No. 3”), which includes changes that reflect responses to the Staff’s comments and various other updates.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the Staff’s comments refer to the Registration Statement, and page references in the responses refer to Amendment No. 3. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Registration Statement.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to submitting this letter via EDGAR, we are sending via Federal Express five (5) copies of each of this letter and Amendment No. 3 (marked to show changes from the Registration Statement), and a copy of the front and back cover artwork that the Company intends to include in the prospectus.

Ms. Jacobs

United States Securities and Exchange Commission

December 21, 2011

General

1.	We note the revisions made to the summary and risk factor disclosure in response to prior comment 1. Your response to this comment states that the company considered providing additional related disclosure on the cover page, but concluded that the revised summary and risk factor disclosure adequately apprises investors of the potential risks associated with the effective control held by General Catalyst Partners and Accel Partners. Please provide further support for this determination, given the effective control your two largest stockholders will likely continue to have over corporate affairs requiring stockholder approval following the offering.

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure on page 4 to specifically identify General Catalyst Partners and Accel Partners and their aggregate beneficial ownership following the offering. The Company does not believe that related disclosure on the cover page is necessary. In addition to the reasons previously provided to the Staff in the Company’s correspondence, this determination is based upon the Company’s expectation that following the offering these two stockholders will beneficially own less than 50% of the Company’s voting securities. Although the Company does not currently know the number of shares to be issued in the offering, assuming it issues a number of shares equal to 20% of the Company’s currently outstanding voting securities, General Catalyst Partners and Accel Partners would beneficially own an aggregate of approximately 43% of the Company’s voting securities following the offering.

Business, page 71

2.	We note your response to comment 6. It remains unclear to us whether, and if so how, you concluded that quantitative disclosure of the company’s backlog is not material to an understanding of your business taken as a whole. In this regard, we note that you define backlog as the total committed value of your contracts that has not yet been recognized as revenue; thus, it appears that backlog may be material based on the level of your unbilled receivables for the nine months ended September 30, 2011, which is more than double your reported deferred revenue for the same period. As you are aware, Item 101(c)(1)(viii) of Regulation S-K requires disclosure of the amount of backlog orders believed to be firm (in this case, the committed value of contracts), to the extent material, irrespective of the timing of the revenue recognition for those commitments. With respect to your concerns that investors may draw inaccurate conclusions from disclosure of the company’s backlog due to the varying lengths of your contracts and other factors, please note that you may provide accompanying disclosure explaining the limitations of the backlog metric to minimize potential confusion. Further, with respect to the assertion that disclosure of backlog could indirectly result in competitive harm to the company, please note that confidential treatment is generally not appropriate for disclosure required by Regulation S-K.

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure on page 37 with the intent to disclose the range of revenue it expects to recognize during fiscal year

Ms. Jacobs

United States Securities and Exchange Commission

December 21, 2011

2012 from its backlog as of December 31, 2011. The Company has not included dollar amounts in Amendment No. 3 because the Company has not yet reached the end of its current fiscal year. The Company advises the Staff that it will include the range of revenue in its first amendment to the Registration Statement filed after the end of the current fiscal year. For the Staff’s information, the Company currently estimates that, as of December 31, 2011, it will recognize revenue from its backlog of between $30 million and $33 million during fiscal year 2012.

The Company respectfully advises the Staff that the amount of revenue from firm orders expected to be recognized in the ensuing year is more useful to an investor than total backlog as of a certain date. Disclosing annual revenue expected to be recognized from firm orders will allow investors to benchmark such amount against guidance provided by the Company for total expected revenue, and gauge anticipated revenue growth from expected new and renewal orders. As the Company has noted in its previous correspondence with the Staff, the Company believes that disclosing the backlog amount for comparable periods (i) is misleading to investors and others, (ii) is not meaningful in light of the Company’s disclosure of its recurring dollar retention rate and customer metrics and (iii) would result in competitive harm to the Company. The Company believes the disclosure contemplated in Amendment No. 3 will provide investors with visibility into expected revenue from firm orders as intended by Regulation S-K 101(c)(1)(viii) without the potentially harmful consequences of disclosing the backlog amount for comparable periods.

If you should have any questions concerning the enclosed matters, please contact the undersigned at (617) 570-1928.

Sincerely,

/s/ Joseph C. Theis, Jr.

Joseph C. Theis, Jr.

Enclosures

cc:	Jeremy Allaire, Brightcove Inc.

Andrew Feinberg, Esq., Brightcove Inc.

Christopher Menard, Brightcove Inc.

Christopher Keenan, Esq., Brightcove Inc.

William J. Schnoor, Esq., Goodwin Procter LLP

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